UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42260

Powell Max Limited

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Powell Max Limited (the “Company”) announces that Mr. Hui Chun Kin Norman and Mr. Luk Kam Fan, Jimmy have resigned from the Company’s board of directors (the “Board”), effective as of December 16, 2025 (the “Resignations”). The Resignations were tendered for personal reasons and not as a result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

In connection with the Resignations, the Board has appointed Ms. Cheung Tan and Ms. Suen, Tin Yan to serve as directors of the Company, effective as of December 16, 2025. Ms. Cheung Tan and Ms. Suen, Tin Yan will serve until the next annual general meeting of shareholders and to fill the vacancies created by the Resignations, in accordance with the Company’s articles of association and applicable law.

Ms. Cheung Tan (“Ms. Cheung”) leads a team of risk and ESG advisory professionals to provide comprehensive services for a diverse portfolio of listed and IPO clients, as well as non-governmental organizations. She is also responsible for directing the implementation of internal control enhancement projects including the development of policies, procedures and monitoring mechanism; and in guiding clients in establishing ESG frameworks, policies and reporting mechanisms to align with evolving regulations and best practices. Prior to joining Roma Risk Advisory Limited, Ms. Cheung was with PricewaterhouseCoopers Limited from August 2016 to January 2020 and her last position was senior consultant. She was responsible for performing tax analysis for private equity funds and hedge funds and the corresponding tax treatments for US tax purposes; and complying with company risk management procedures upon new client acceptances and perform anti-money laundering procedures for non-assurance clients.

Ms. Cheung received both her bachelor’s degree and master’s degree in accounting from St. Francis College, New York in December 2014. Ms. Cheung is a certified public accountant of the Hong Kong Institute of Certified Public Accounts and a European Federation of Financial Analysts Societies (EFFAS) certified ESG analyst.

Ms. Suen, Tin Yan (“Ms. Suen”) possesses more than 10 years of experience in corporate finance, mergers and acquisitions and fund raising activities in various ventures and projects. She has led multiple asset management businesses since 2022. Currently, she provides independent advises to a company on issues of strategy, policy, performance, accountability, resources, key appointments and standard of conduct.

Ms. Suen obtained her bachelor of science degree in chemistry from The Hong Kong University of Science and Technology in 2005 and a bachelor of laws from The Manchester Metropolitan University (through distance learning) in 2012.

The information is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Powell Max Limited

By:	/s/ WONG Tsz Kin
WONG Tsz Kin
Chief Executive Officer

Date: December 16, 2025

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